TenX Keane Acquisition

No.99, Tiangu 7th Road

Yanta District

Xi’an City, Shanxi Province, China 71000

VIA EDGAR

August 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	TenX Keane Acquisition
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2021
File No. 333-256271

Dear Mr. Efron:

TenX Keane Acquisition (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 19, 2021, regarding Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on June 30, 2021.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Disclosure changes made in response to your comments have been made in the Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed to the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amended Form S-1 filed June 30, 2021

Risk Factors, page 25

1.	We note your disclosure on pages 38-42 regarding risks associated with acquiring and operating a business outside of the U.S. We further note the location of your principal executive offices and your disclosure that you may acquire a company located in Asia, including China. Please expand your risk factor disclosure to describe more specifically the risks that arise from these circumstances, including risks to which you are subject, or may become subject, as a result of acquiring and operating a business in China. For guidance, please refer to CF Disclosure Guidance: Topic 10, Disclosure of Considerations for China-Based Issuers (November 23, 2020). Please also expand your disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

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Response: We respectfully advise you that we have expanded the risk factor disclosure from page 38 to page 53 of the Amendment No. 2 to the Registration Statement, which discusses the risks that arise from the location of its principal executive offices and its disclosure relating to acquiring a company located in Asia, including China, including risks to which the company is subject to, or may become subject to, as a result of acquiring and operating a business in China. We have further expanded our disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that our initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact our ability to complete a business combination in the prescribed time period.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Xiaofeng Yuan
Xiofeng Yuan
Chief Executive Officer and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

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